FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1   On November 19, 2010 the Company announced that Mr. Ray Torresan was appointed a director of the Company, and that Mr. John Hamilton was appointed Chief Financial Officer. Mr. Robert Baker resigned from his position as a director and officer of Valcent Products Inc. and all its subsidiary interests. Press release dated November 19, 2010 attached.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated November 19, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: November 19, 2010	By:	/s/ John Hamilton
Name: John Hamilton
Title: CFO